

ISABELLA
BANK
CORPORATION

2024
Annual Report

Contents

Cover photo credit: Robert A. Banta Photography.



Corporate profile

As of December 31, 2024

Ticker	**ISBA**
Exchange	**OTCQX**
Stock price	**$25.99 per share**
Market capitalization	**$193 million**
Price to earnings ratio (Full year 2024)	**14.0 X**
Price to book value	**91.8%**
Price to tangible book value	**119.1 %**
52 week price range (Closing price)	**$17.77 to $25.99**
Dividends per share (Full year 2024)	**$1.12 per share**
Dividend yield	**4.3%**
Shares outstanding	**7.4 million**

About us

- Founded in 1903.
- A full-service bank providing commercial, retail, treasury, and wealth management services.
- Largest bank headquartered in mid-Michigan.
- $2.1 billion in assets.
- 31 locations located in 8 counties: Bay, Clare, Gratiot, Isabella, Mecosta, Midland, Montcalm, and Saginaw.
- Wealth assets under management totaling $658 million.

Dear Shareholders,

Strong 2024 year end positions Isabella Bank for success in 2025 and beyond

Momentum and optimism marked the close of 2024, as Isabella Bank—and the industry as a whole—emerged from challenging headwinds over the past several years. Interest rate changes helped some of the Bank's key growth metrics, including deposits, loans, and market share.

Investors showed increased interest in Isabella Bank, thanks to optimism in the banking sector, combined with our financial results, strength as a community bank, and history of superior shareholder returns. New shareholders invested in Isabella Bank Corporation, and we saw larger trades of ISBA stock, increasing our liquidity and helping to create a steady upswing in our share price as we ended the year and began 2025.

Our customer base also expanded. Businesses, municipalities, and school districts across our footprint were among new customers who moved to Isabella Bank, drawn by our strong customer relationships and century-long commitment to community engagement. We ended the second half of 2024 with solid loan growth, while maintaining the outstanding credit quality that is a hallmark of the Bank.

In 2024, the Bank launched a new three-year strategic plan designed to drive growth, ensure long-term sustainability, and reinforce Isabella Bank's financial strength. This plan focuses on evaluating emerging trends and opportunities, and implementing actions that position the Bank for continued success. The strategic plan is grounded in the Bank's strong culture, reflecting who we are, how we do business, and our unwavering dedication to employees, customers, shareholders, and communities.

Fraud and cybersecurity attacks are targeting so many industries, including banking, and we are highly focused on protecting the Bank and our customers. Our systems are strong, constantly monitored and regularly upgraded. We also have dedicated staff helping customers if they experience fraud and, just as importantly, educating customers to protect themselves.

The year's strategic initiatives and positive results were led by an executive team new in their roles, but not new to banking. CEO Jerome Schwind, Bank President Neil McDonnell, and CFO William Schaefer have 85 years of collective banking expertise, including three decades of leadership at Isabella Bank.

The year also included transitions on your Board, with the retirement of longtime Directors Tom Kleinhardt and Greg Varner. In addition, Rick McGuirk completed a term on the Board. All three have contributed greatly to the Board, and we thank them for their wise counsel and leadership.

The Board also has appointed three new directors—Neil McDonnell, Brian Sackett, and David Behen. Prior to being named Bank President in January 2024, Neil served six years as our CFO, advancing our strategic plan and improving key metrics, including shareholder value. Brian, a fifth-generation partner in Sackett Potatoes, has served more than 12 years on our West Region Advisory Board and brings agricultural and business expertise to the Board. David is co-founder

> "Isabella Bank's future is built on a powerful combination of momentum and stability, fueled by the dedication of our customers, employees, and shareholders."

JEROME E. SCHWIND,
PRESIDENT & CHIEF EXECUTIVE OFFICER
ISABELLA BANK CORPORATION

"Isabella Bank delivered on its strategic plan in 2024. Our new executive team had a strong first year, and the Bank is well-positioned for sustained growth and long-term success."

SARAH R. OPPERMAN, BOARD CHAIR

and Chief Strategy Officer of SensCy, a cybersecurity company focused on small and medium-sized organizations, including many in our markets. He also has more than 20 years of private and public sector experience.

As we reflect on 2024 and look to the future, we are inspired by our tagline: "Local. Growing. Staying." For more than 120 years, Isabella Bank has been built on relationships—it's what makes Isabella Bank so special. It's why we're here, and why we do what we do, every day.

Sarah R. Opperman

SARAH R. OPPERMAN

Board Chair

JEROME E. SCHWIND

President & Chief Executive Officer,
Isabella Bank Corporation
Chief Executive Officer, Isabella Bank

Local. Growing. Staying.

Rooted in the past. Committed to the present. Focused on the future.

At Isabella Bank, "Local. Growing. Staying." is more than just a tagline—it's the foundation of who we are and who we strive to be. It embodies over 120 years of personalized service, strong relationships, and unwavering commitment to the communities we serve.

"Local" represents our deep roots in the region. It's about being a trusted partner to tens of thousands of customers—individuals, family businesses, farms, municipalities, schools, universities, and nonprofits alike. It's about knowing the people we serve, because we live and work alongside them.

"Growing" speaks to our thoughtful pursuit of progress. Under the leadership of our Board of Directors, and driven by a strategic vision executed by senior executives and managers, we continue to expand our reach and innovate our offerings. Whether face-to-face or through online banking, we evolve to meet the needs of a changing world while staying true to our mission.

"Staying" represents our steadfast dedication to being a community bank. It highlights our intentional leadership development, succession planning, and long-term commitment to the customers and communities we serve across our eight-county region. We know that our success is directly tied to theirs.

This simple yet powerful three-word statement is a reflection of the daily efforts of our team members, who deliver exceptional care, respect, and expertise to every customer interaction.

At Isabella Bank, "Local. Growing. Staying." is more than a promise—it's our legacy, our vision, and the reason we are here and will be for generations to come.

Isabella Bank Corporation celebrates incoming, departing board members

Isabella Bank Corporation welcomed three new directors and celebrated the contributions of three departing directors. As the Board evolves, its members carry forward a tradition of strong leadership rooted in industry expertise and a strategic focus on the future.

Incoming



Neil McDonnell

Neil McDonnell joined the Board in January 2024 and has been with the Bank since 2018, first as Chief Financial Officer and now as President. As CFO, he was instrumental in implementing a five-year strategic plan and driving initiatives to improve financial performance and metrics.

Brian Sackett

Brian Sackett, a respected leader in west-central Michigan, joined the Board in September 2024. A fifth-generation partner in Sackett Potatoes, he brings a wealth of agricultural and business experience, as well as community stewardship to the Board. He also has served for more than a decade on the Bank's West Region Advisory Board.



David Behen

David Behen is co-founder and Chief Strategy Officer of SensCy, a cybersecurity company focused on serving small and medium-sized organizations, including many in our markets. He was appointed to the Board in March 2025 and brings more than 20 years of public and private sector experience, critically important cybersecurity expertise, and a strong track record of building successful organizations.

Departing



Tom Kleinhardt

As the longest serving director of Isabella Bank since 1998 and of Isabella Bank Corporation since 2010, Tom Kleinhardt has provided strategic insight and guidance to the institution, including the Clare area, where he is President of McGuire Chevrolet.

His deep knowledge of customers' financial needs and his local connections have helped Isabella Bank stay closely aligned with the services and support our customers need.



Greg Varner

Greg Varner was on the Board of Farmers State Bank when it merged with Isabella Bank in 2000. He was appointed to Isabella Bank's governing board in 2015. His connections within the farming industry guided the Bank's stewardship of its agricultural customers for nearly a decade.

Varner was a 40-year research director for the Michigan Bean Commission and has advised dry bean research programs in the United States, Africa, and Central America.



Rick McGuirk

Rick McGuirk's strategic acumen and prolific dedication in the community made him a vital member of the Board. After completing a three-year term of service, he transitioned from the Board to focus on his business.



Left to right: Chad Payton, Vicki Rupp, Brian Sackett, Neil McDonnell, Dr. Jeffrey Barnes, Sarah Opperman, Jerome Schwind, Jill Bourland, Melinda Coffin, Jae Evans. Not pictured: David Behen.

Board of directors

Sarah R. Opperman – Chair
Vice President (retired),
The Dow Chemical Company

Jerome E. Schwind
President & Chief Executive Officer,
Isabella Bank Corporation,
Chief Executive Officer, Isabella Bank

Neil M. McDonnell
President,
Isabella Bank

Dr. Jeffrey J. Barnes
Physician (retired),
L.O. Eye Care

David B. Behen
Co-Founder & Chief Strategy Officer,
SensCy (not pictured)

Jill Bourland, CPA, HCCP
Chief Executive Officer & Partner,
Blystone & Bailey, CPAs, PC

Melinda M. Coffin
Chief Executive Officer (former),
Soaring Eagle Gaming Enterprises

Jae A. Evans
President & Chief Executive Officer, Isabella Bank Corporation,
Chief Executive Officer, Isabella Bank (retired);
Interim President/CEO, United Bankers' Bank

Chad R. Payton, CPA
Officer & Managing Partner,
Roslund, Prestage & Company, PC

Vicki L. Rupp
Corporate Director (retired),
The Dow Chemical Company

Brian R. Sackett
Senior Partner,
Sackett Potatoes

As of March 2025

Local presence, personal service



At Isabella Bank, staying local means more than geography—it's about delivering the service our customers need, wherever and however they prefer.

We're here to meet our customers where they are, whether through digital solutions, personal interactions, or a welcoming space at a local branch. Recent renovations across our region are part of our ongoing commitment to create environments that support both our customers and our communities.

West High St. Branch Remodel

The newly renovated West High Street branch in Mt. Pleasant reopened in 2024.



Before

After

Commercial customers gain enhanced support for evolving needs

Isabella Bank empowers local businesses with upgraded treasury services and personalized solutions.

In today's fast-paced business environment, adaptability is key—Isabella Bank's Treasury Department is rising to the occasion. To better serve the growing and evolving needs of our commercial customers, we have introduced significant upgrades to our support services, blending advanced technology with the Bank's hallmark personalized care. From updating banking software to installing remote deposit capture machines for seamless check processing, our Treasury team ensures clients are equipped to thrive.

With a larger team, enhanced technology, and streamlined processes, Isabella Bank is positioned to provide businesses, nonprofits, and municipalities with tailored solutions that maximize the value of their banking services.

"These upgrades are about delivering superior support so customers get the most out of their banking services and technology," said Gregory Mapes, Vice President, Deposit Administration. "Faster


ISABELLA BANK
ISABELLA BANK


ISABELLA WEALTH

After

Main Branch on Broadway

In 2024, we completed a full exterior renovation of the Main branch on Broadway Street in Mt. Pleasant. More is in store for this branch in 2025 with an interior renovation, already underway. Photo credit: Robert A. Banta Photography.


INVESTMENT & TRUST SERVICES

Before


ISABELLA BANK AND TRUST

Before

response times and improved access to support means we're here for our customers when they need us most."

The integration of technology with the sales team—along with the expansion of the Treasury team—has enabled Isabella Bank to deliver faster and more proactive service. But while tools and processes are essential, Mapes emphasized that it's our people behind the services who truly make the difference.

"Our competitors offer wire transfers and other tools, just like we do. And we all work with the same currency," Mapes said. "The difference lies in how Isabella Bank responds when things don't go as planned. That's what sets us apart. We have an experienced team with deep roots in our communities."

This commitment to local, personalized support continues to strengthen relationships and fuel growth, as word-of-mouth referrals from satisfied customers bring new businesses to the Bank. Whether helping customers navigate new technologies or solving complex challenges, Isabella Bank stands ready to help local businesses succeed—because when they do, the entire community benefits.

> "Faster response times and improved access to support means we're here for our customers when they need us most."
>
> **GREGORY S. MAPES, VICE PRESIDENT, DEPOSIT ADMINISTRATION**

Financial report



Isabella Bank Corporation's performance in 2024 demonstrates our drive and commitment as our key metrics from operations improved throughout the year.

The second quarter was pivotal for earnings, where our yield growth from earning assets exceeded the growth in our cost of funds. Our net interest margin (NIM) is on an upward trajectory and is expected to further expand in 2025 as loans continue to reprice and excess cash is reinvested in higher yielding assets. While we continue to see a shift into higher yielding deposit accounts, our team is managing interest rates with customers, which has stabilized our deposit base. We also added some major accounts with municipalities and townships in mid-Michigan, and while the higher balances can create volatility depending on the season, those balances supported loan growth during the year.

Core loans, which exclude loans to mortgage brokers, grew at a modest 2%, mostly in commercial and industrial loans and residential loans. We saw demand pause in the fourth quarter due to the election season, but are seeing a pickup and larger pipeline in the first quarter 2025. Loans to mortgage brokers are sensitive to residential lending trends throughout the United States and can vary from period to period. However, the average balance of loans to mortgage brokers was up in 2024 and led to significant contributions to net interest income during the year. While we charged off a large deposit overdraft in the third quarter, credit quality on originated loans remains solid. Our disciplined approach to credit quality and strong customer relationships has been the foundation of our business. We have a long history of low charge-offs and non-accrual loans, as well as a proven ability to collect after loans are charged off.

One of our strengths is the diversity in capabilities surrounding fee income. Isabella Wealth is a significant contributor to fee income, as well as a keystone for deepening customer relationships with $658 million in assets under management. While we diligently manage non-interest expenses, we recognize that our efficiency ratio is elevated over prior years. We expect the ratio to improve in 2025 as total revenue grows and non-interest expenses are maintained at reasonable levels despite inflationary pressures.

Other key drivers for Isabella Bank in 2025

First, Isabella Bank during the COVID years invested a very large amount of excess cash in short-term U.S. Treasury bonds, earning 1% interest. Banks across the nation made similar investments, sometimes wagering that long-term investments were a better choice given slightly higher rates. Our strategic decision to invest in short-term bonds will pay off in 2025, when over $70 million of securities amortize and mature. Reinvestment of these funds in higher-yielding loans and other earning assets will stand to boost our NIM and other key metrics.

Second, a large portion of our commercial and residential loans have adjustable interest rates, which started at lower fixed rates, but continue to adjust to higher variable rates in line with the prevailing market.

Finally, we are pursuing initiatives to enhance non-interest income, specifically in the areas of bank-owned life insurance and customer service income.

I look forward to seeing many of you during our May 6 shareholder meeting in Mt. Pleasant.

WILLIAM M. SCHAEFER

Chief Financial Officer,
Isabella Bank Corporation

Book Value



30.0
25.0
20.0
15.0
10.0
5.0
0.0
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Book Value
Tangible Book Value

Net Interest Margin (NIM)



3.0%
2.9%
2.8%
2.7%
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024

Earnings Per Share (EPS)



$0.65
$0.60
$0.55
$0.50
$0.45
$0.40
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Diluted EPS
Adjusted Diluted EPS

Loans

(In millions except percentages)



$381
27%
17%
$245
$547
39%
7%
$100
4%
6%
$88
$63
Commercial Real Estate
Residential Real Estate
Commercial and Industrial
Agricultural
Consumer
Advances to Mortgage Brokers

From left to right, Michael Prisby, Treasurer; William Schaefer, CFO; and Jennifer Gill, Controller.



ISABELLA BANK CORPORATION
SELECTED FINANCIAL DATA
(Dollars in millions except per share amounts)

For the years ended	2024	2023	2022
PER SHARE			
Basic earnings	$ 1.86	$ 2.42	$ 2.95
Diluted earnings	1.86	2.40	2.91
Adjusted diluted earnings [1]	2.01	2.37	2.91
Dividends	1.12	1.12	1.09
Book value [2]	28.32	27.04	24.63
Tangible book value [2]	21.82	20.59	18.25
Market price [2]	25.99	21.50	23.50
PERFORMANCE RATIOS			
Return on average total assets	0.67%	0.89%	1.08%
Adjusted return on average total assets [1]	0.72%	0.88%	1.08%
Return on average shareholders' equity	6.73%	9.52%	11.41%
Adjusted return on average shareholders' equity [1]	7.28%	9.43%	11.40%
Return on average tangible shareholders' equity	8.78%	12.75%	15.17%
Adjusted return on average tangible shareholders' equity [1]	9.50%	12.63%	15.16%
Net interest margin yield (fully taxable equivalent) [1]	2.90%	3.05%	3.18%
Efficiency ratio [1]	73.01%	67.76%	62.10%
Gross loan to deposit ratio [2]	81.48%	78.29%	72.48%
Shareholders' equity to total assets [2]	10.08%	9.83%	9.17%
Tangible shareholders' equity to tangible assets [2]	7.95%	7.66%	7.78%
FINANCIAL DATA			
Total assets [2]	2,086	2,059	2,030
Available-for-sale securities [2]	489	528	580
Gross loans [2]	1,424	1,349	1,264
Allowance for credit losses [2]	13	13	10
Deposits [2]	1,747	1,724	1,744
Borrowed funds [2]	113	116	87
Shareholders' equity [2]	210	202	186
Wealth assets under management [2]	658	641	514
Net income	14	18	22
Interest income	90	80	66
Interest expense	34	22	5
Net interest income	56	58	60
Provision for credit losses	2	1	-
Noninterest income	15	14	14
Noninterest expenses	52	49	47

[1] Non-GAAP financial measure; refer to our Annual Report on Form 10-K for the year ended December 31, 2024

[2] At end of period



ISABELLA BANK CORPORATION
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	December 31		Change	
	2024	2023	$	%
ASSETS				
Cash and demand deposits due from banks	$ 22,830	$ 25,628	$ (2,798)	(10.92)%
Fed Funds sold and interest bearing balances due from banks	1,712	8,044	(6,332)	(78.72)%
Total cash and cash equivalents	24,542	33,672	(9,130)	(27.11)%
Available-for-sale securities	489,029	528,148	(39,119)	(7.41)%
Federal Home Loan Bank stock	12,762	12,762	-	—%
Mortgage loans held-for-sale	242	-	242	100.00 %
Loans	1,423,571	1,349,463	74,108	5.49 %
Less allowance for credit losses	12,895	13,108	(213)	(1.62)%
Net loans	1,410,676	1,336,355	74,321	5.56 %
Premises and equipment	27,659	27,639	20	0.07 %
Bank-owned life insurance policies	34,882	33,892	990	2.92 %
Goodwill and other intangible assets	48,283	48,284	(1)	—%
Other assets	38,166	38,216	(50)	(0.13)%
Total assets	$ 2,086,241	$ 2,058,968	$ 27,273	1.32 %
LIABILITIES AND SHAREHOLDERS' EQUITY				
Liabilities				
Demand deposits	$ 416,373	$ 428,505	$ (12,132)	(2.83)%
Interest bearing demand deposits	341,366	320,737	20,629	6.43 %
Savings	601,730	628,079	(26,349)	(4.20)%
Certificates of deposit	387,591	346,374	41,217	11.90 %
Total deposits	1,747,060	1,723,695	23,365	1.36 %
Short-term borrowings	53,567	46,801	6,766	14.46 %
Federal Home Loan Bank advances	30,000	40,000	(10,000)	(25.00)%
Subordinated debt, net of unamortized issuance costs	29,424	29,335	89	0.30 %
Total borrowed funds	112,991	116,136	(3,145)	(2.71)%
Other liabilities	15,914	16,735	(821)	(4.91)%
Total liabilities	1,875,965	1,856,566	19,399	1.04 %
Shareholders' equity				
Common stock — no par value 15,000,000 shares authorized; issued and outstanding 7,424,893 shares in 2024 and 7,485,889 shares in 2023	126,224	127,323	(1,099)	(0.86)%
Shares to be issued for deferred compensation obligations	2,383	3,693	(1,310)	(35.47)%
Retained earnings	103,024	97,282	5,742	5.90 %
Accumulated other comprehensive income (loss)	(21,355)	(25,896)	4,541	(17.54)%
Total shareholders' equity	210,276	202,402	7,874	3.89 %
Total liabilities and shareholders' equity	$ 2,086,241	$ 2,058,968	$ 27,273	1.32 %



ISABELLA BANK CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands except per share amounts)

	Year Ended December 31		Change	
	2024	2023	$	%
Interest income				
Loans	$ 77,295	$ 65,670	$ 11,625	17.70 %
Available-for-sale securities	11,093	12,156	(1,063)	(8.74)%
Federal Home Loan Bank stock	640	355	285	80.28 %
Federal funds sold and other	950	1,450	(500)	(34.48)%
Total interest income	89,978	79,631	10,347	12.99 %
Interest expense				
Deposits	29,690	18,352	11,338	61.78 %
Short-term borrowings	1,439	961	478	49.74 %
Federal Home Loan Bank advances	1,949	1,309	640	48.89 %
Subordinated debt	1,065	1,065	-	—%
Total interest expense	34,143	21,687	12,456	57.44 %
Net interest income	55,835	57,944	(2,109)	(3.64)%
Provision for credit losses	1,884	629	1,255	199.52 %
Net interest income after provision for credit losses	53,951	57,315	(3,364)	(5.87)%
Noninterest income				
Service charges and fees	8,626	8,297	329	3.97 %
Wealth management fees	4,041	3,557	484	13.61 %
Earnings on bank-owned life insurance policies	1,007	920	87	9.46 %
Net gain on sale of mortgage loans	213	317	(104)	(32.81)%
Other	689	736	(47)	(6.39)%
Total noninterest income	14,576	13,827	749	5.42 %
Noninterest expenses				
Compensation and benefits	28,576	25,905	2,671	10.31 %
Occupancy and equipment	10,524	10,297	227	2.20 %
Other professional services	2,212	2,340	(128)	(5.47)%
ATM and debit card fees	1,975	1,767	208	11.77 %
Marketing	1,712	2,074	(362)	(17.45)%
FDIC insurance premiums	1,132	922	210	22.78 %
Other losses	1,117	871	246	28.24 %
Memberships and subscriptions	928	1,042	(114)	(10.94)%
Loan underwriting fees	866	927	(61)	(6.58)%
Other	3,087	3,165	(78)	(2.46)%
Total noninterest expenses	52,129	49,310	2,819	5.72 %
Income before income tax expense	16,398	21,832	(5,434)	(24.89)%
Income tax expense	2,509	3,665	(1,156)	(31.54)%
Net income	$ 13,889	$ 18,167	$ (4,278)	(23.55)%
Earnings per common share				
Basic	$ 1.86	$ 2.42	$ (0.56)	(23.14)%
Diluted	$ 1.86	$ 2.40	$ (0.54)	(22.50)%
Cash dividends per common share	$ 1.12	$ 1.12	$ -	—%

ISABELLA BANK CORPORATION
AVERAGE BALANCES, INTEREST RATES, AND NET INTEREST INCOME
(Dollars in thousands)

The following schedules present the daily average amount outstanding for each major category of interest earning assets, non-earning assets, interest bearing liabilities, and noninterest bearing liabilities for the last two years. These schedules also present an analysis of interest income and interest expense for the periods indicated. All interest income is reported on a fully taxable equivalent ("FTE") basis using a federal income tax rate of 21%. Loans in nonaccrual status, for the purpose of the following computations, are included in the average loan balances. Federal Reserve Bank restricted equity holdings are included in other interest earning assets.

| | Year Ended December 31 | | | | | |
| | 2024 | | | 2023 | | |
	Average Balance	Tax Equivalent Interest	Average Yield / Rate	Average Balance	Tax Equivalent Interest	Average Yield / Rate
INTEREST EARNING ASSETS						
Loans [1]	$ 1,385,287	$ 77,295	5.58 %	$ 1,308,891	$ 65,670	5.02 %
Available-for-sale securities [2]	540,433	12,023	2.22 %	582,563	13,179	2.26 %
Federal Home Loan Bank stock	12,762	640	5.01 %	12,762	355	2.78 %
Fed funds sold	7	-	4.91 %	12	1	5.04 %
Other [3]	17,430	950	5.45 %	29,203	1,449	4.96 %
Total interest earning assets	1,955,919	90,908	4.65 %	1,933,431	80,654	4.17 %
NONEARNING ASSETS						
Allowance for credit losses	(13,061)			(12,784)		
Cash and demand deposits due from banks	24,165			24,592		
Premises and equipment	27,915			26,589		
Other assets	86,073			74,319		
Total assets	$ 2,081,011			$ 2,046,147		
INTEREST BEARING LIABILITIES						
Interest bearing demand deposits	$ 348,192	1,398	0.40 %	$ 346,875	1,086	0.31 %
Savings	611,689	13,363	2.18 %	626,027	8,290	1.32 %
Certificates of deposit	371,750	14,929	4.02 %	308,699	8,976	2.91 %
Short-term borrowings	45,124	1,439	3.19 %	43,061	961	2.23 %
Federal Home Loan Bank advances	35,464	1,949	5.50 %	23,699	1,309	5.52 %
Subordinated debt, net of unamortized issuance costs	29,376	1,065	3.63 %	29,287	1,065	3.64 %
Total interest bearing liabilities	1,441,595	34,143	2.37 %	1,377,648	21,687	1.57 %
NONINTEREST BEARING LIABILITIES						
Demand deposits	416,927			461,689		
Other liabilities	16,088			16,043		
Shareholders' equity	206,401			190,767		
Total liabilities and shareholders' equity	$ 2,081,011			$ 2,046,147		
Net interest income (FTE)		$ 56,765			$ 58,967	
Net yield on interest earning assets (FTE) [4]			2.90 %			3.05 %

[1] Includes loans held-for-sale and nonaccrual loans

[2] Average balances for available-for-sale securities are based on amortized cost

[3] Includes average interest-bearing deposits with other banks, net of Federal Reserve daily cash letter

[4] Non-GAAP financial measure; refer to our Annual Report on Form 10-K for the year ended December 31, 2024



Time, Talent, and Giving.

15
Local fundraising auctions supported with fiscal expertise

8,185
Volunteer hours

314
Organizations served across 8 counties

Volunteering counts
Hours invested, lives touched

At Isabella Bank, giving back is part of who we are—and our employees bring it to life. In 2024, they volunteered thousands of hours to support nonprofits, events, and educational initiatives across our communities.

Take a closer look at the impact of our dedication and how we're building stronger communities together.

274
Organizations received monetary support

Our commitment in numbers
Donations that make an impact

1/1/2024 - 12/31/2024

$631,800
Monetary donations



Eagle Village in Mecosta County 2024 Isabella Bank team.

Compassion Into Action

A day dedicated to making a difference

Every October, Isabella Bank hosts Compassion into Action, a day of service where employees come together to support local nonprofits addressing critical community needs.

From supporting those with a limited ability to acquire food to revitalizing public spaces, this event reflects our culture of giving and strengthens connections with the communities we serve.

1,489
Volunteer hours

19
Organizations served

320
Employees participated



The Boy's and Girl's Club of the Great Lakes Bay Region in Saginaw 2024 Isabella Bank team.

The Care Store in Mt. Pleasant 2024 Isabella Bank team.

Growing to serve

Expanding our reach across communities

CLARE
Clare
Big Rapids
ISABELLA
MIDLAND
BAY
MECOSTA
Mt. Pleasant
Midland
Bay City
Saginaw
MONTCALM
GRATIOT
SAGINAW
Stanton
Ithaca

2024

8 counties

31 locations

2000

6 counties

18 locations

CLARE
Clare
Big Rapids
ISABELLA
MECOSTA
Mt. Pleasant
Saginaw
MONTCALM
GRATIOT
SAGINAW
Stanton
Ithaca

Fighting fraud

Isabella Bank strengthens customer protection with a new fraud prevention team.

Fraud is on the rise—and so is Isabella Bank's commitment to keeping its customers safe.

Cybercriminals are constantly evolving their tactics, targeting both individuals and businesses with increasingly sophisticated schemes. In response, Isabella Bank launched a dedicated fraud prevention team in August 2024 to proactively combat these threats and empower customers to protect their finances.

"Every day, our fraud prevention team works diligently to protect our customers," said Jenn Brick, Vice President, Customer Service Operations. "They monitor for suspicious activity, assisting victims in recovering losses, and implementing measures to stay ahead of fraudsters."

> "Everything we do prioritizes keeping customer information secure."
>
> **JENN A. BRICK, VICE PRESIDENT, CUSTOMER SERVICE OPERATIONS**

Fraud typically occurs in two primary ways:

- **Check Fraud:** Scammers engage in forgery, altering, counterfeiting, and other illegal practices to steal funds.

- **Digital Fraud:** This includes account takeovers, email scams, phishing attacks, electronic transfer schemes, and other online attempts to compromise information or money.

To address these threats, Isabella Bank continuously enhances the tools and features within its online banking platform. Beyond technology, the fraud team actively participates in community outreach events, educating customers on emerging scams and sharing strategies to stay safe.

"Protecting our customers' information is at the core of everything we do," Brick said. "While fraudsters will always find new ways to exploit vulnerabilities, we are relentless in adopting advanced security measures to stop them."

5 tips to protect yourself from fraud

1 Stay calm:
Scammers often use urgent language or scare tactics to trick you into acting quickly. Pause and think before responding.

2 Watch for typos:
Emails or texts with misspellings or awkward grammar—no matter how official they seem—are often red flags for fraud.

3 Don't trust caller ID:
Fraudsters can spoof phone numbers to appear as though they're from your bank. If something seems off, hang up and call Isabella Bank directly at 800-651-9111.

4 Avoid unexpected links or attachments:
Banks rarely send unrequested attachments or links. Clicking on them can expose your devices and personal information.

5 Trust your instincts:
If something feels suspicious, it probably is. When in doubt, call us at the number above for guidance.



Annual Shareholder Meeting

Tuesday, May 6, 2025 at 5:00pm

Courtyard by Marriott
2400 East Campus Drive
Mt. Pleasant, MI 48858

Employee Recognition

In 2024, we recognized and celebrated the following individuals on their recent promotions and retirements. Congratulations to all on your accomplishments and we thank you for your dedication!

Isabella Bank Officer Promotions

Coy Campbell
Branch Manager I, Officer

Neil McDonnell
President

Amanda Pratt
Senior Branch Manager, Officer

William Schaefer
Chief Financial Officer

Jerome Schwind
Chief Executive Officer

Retirements

Jayne Robinson
35 years

Audie Nichols
29 years

Sandy Baur
28 years

Cindy Holt
26 years

Theresa Price
21 years

Jae Evans
16 Years

Elaine Griffith
16 years



Senior officers & regional boards

Isabella Bank Corporation Officers

Jerome E. Schwind
President & Chief Executive Officer

William M. Schaefer
Chief Financial Officer

Debra A. Campbell
Vice President, Secretary

Jennifer L. Gill
Vice President, Controller

Michael P. Prisby
Vice President, Treasurer

Isabella Bank Officers

Jerome E. Schwind
Chief Executive Officer

Neil M. McDonnell
President

William M. Schaefer
Chief Financial Officer

David J. Reetz
Chief Lending Officer

Peggy L. Wheeler
Chief Operations Officer

Jon D. Catlin
Chief Credit Officer

Michael R. Colby
President, East Region

Brian K. Goward
President, South Region

David W. Seppala
President, West Region

Patrick J. Mease
Chief Human Resources Officer

Randy J. Dickinson
Senior Vice President, Isabella Wealth

Julie A. Smith
Senior Vice President,
Chief Technology Officer

Thomas J. Wallace
Senior Vice President, Retail Credit

Michael D. Williams
Market President, Midland

Erika M. Ross
Vice President, Chief Risk Officer

Kimberly K. Betts
Vice President, Collections

James L. Binder
Vice President, Commercial Loans

Jenn A. Brick
Vice President, Customer
Service Operations

David E. Brown
Vice President, Commercial Loans

Debra A. Campbell
Vice President, Shareholder Relations

Jennifer L. Gill
Vice President, Controller

Thomas N. Gross
Vice President, Commercial Loans

Cyndia S. Heap
Vice President, Compliance

Michael K. Huenemann
Vice President, Commercial Loans

JoAnna L. Keenan
Vice President, Isabella Wealth

Kathy J. Korson
Vice President, Mortgage Loans

Kimberly A. Lambright
Vice President, Internal Audit

Robert Z. MacLeod
Vice President, Branch Administration

Gregory S. Mapes
Vice President, Deposit Administration

Daniel P. McKune
Vice President, Isabella Wealth

Michelle L. Mease
Vice President, Isabella Wealth

Lori A. Peterson
Vice President, Director of Marketing

Michael P. Prisby
Vice President, Treasurer

Paul A. Scoby
Vice President, Commercial Loans

Jeffrey W. Smith
Vice President, Commercial Loans

Leslie J. Thielen
Vice President, Mortgage Loans

Amy C. Vogel
Vice President, Core Systems
& Special Projects

Timothy M. Wilson
Vice President, Regional Branch Manager

Tracy A. Zayler
Vice President, Regional Branch Manager

Regional Advisory Boards of Directors

EAST

Michael R. Colby

Mary F. Draves

Reneé S. Johnston

Neil M. McDonnell

Clarence M. Rivette

Vicki L. Rupp

Mark K. Wahl

SOUTH

Cindy M. Bosley (retired 2024)

Adam Geers

Brian K. Goward

William W. Henderson

Neil M. McDonnell

Chad R. Payton

Jeffrey E. Sherwood

Gregory V. Varner (retired 2024)

WEST

Dr. Emily A. Coles

Matthew L. Currie

Kevin J. Defever

Blake R. Hollenbeck

Alexander R. Kemp

Neil M. McDonnell

Gregory D. Millard (retired 2024)

Brian R. Sackett

David W. Seppala

NORTH

Shari R. Buccilli

Michael L. Jenkins

Thomas L. Kleinhardt (retired 2024)

Neil M. McDonnell

Steven L. Stark

As of March 2025





ISABELLA BANK CORPORATION

401 N. Main St.
Mt. Pleasant, Michigan 48858

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 6, 2025

Notice is hereby given that the Annual Meeting of Shareholders of Isabella Bank Corporation will be held on Tuesday, May 6, 2025 at 5:00 p.m. Eastern Daylight Time, at the Courtyard by Marriott, 2400 East Campus Drive, Mt. Pleasant, Michigan. The meeting is for the purpose of considering and acting upon the following items of business:

1. The election of four (4) directors to serve for a term of three years commencing on the date of the Annual Meeting and continuing until the 2028 annual meeting of shareholders of the Company or until their respective successor or successors are duly elected and qualified, or until such director's earlier death, resignation or removal from office.

2. To ratify the appointment of Plante & Moran, PLLC as the independent registered public accounting firm for the year ending December 31, 2025.

3. To transact such other business as may properly come before the meeting, or any adjournment or adjournments thereof.

The Board of Directors has fixed March 14, 2025 as the record date for determination of shareholders entitled to notice of, and to vote at, the meeting or any adjournments thereof.

By order of the Board of Directors

Debra Campbell

Debra Campbell, Secretary

Dated: March 25, 2025

YOUR VOTE IS IMPORTANT! Please vote even if you plan to attend the meeting.

VOTE BY MAIL
Indicate your choice with respect to the matters to be voted upon, sign, date, and return your proxy form in the enclosed envelope.

Please Note: If stock is held in more than one name, all parties should sign the proxy form.

VOTE BY PHONE
Call 800.690.6903 (toll-free), have your proxy form in hand, follow the instructions to vote.

VOTE ONLINE
Visit proxyvote.com, have your proxy form in hand when you access the website and follow the instructions to obtain your records and create an electronic voting instruction form.

ISABELLA BANK CORPORATION

401 N. Main St.
Mt. Pleasant, Michigan 48858

PROXY STATEMENT

General Information

This Proxy Statement is furnished in connection with the solicitation of proxies, to be voted at our Annual Meeting of Shareholders (the "Annual Meeting") which is to held on Tuesday, May 6, 2025 at 5:00 p.m. at the Courtyard by Marriott, 2400 East Campus Drive, Mt. Pleasant, Michigan, or at any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of the Annual Meeting of Shareholders and in this Proxy Statement.

This Proxy Statement has been mailed on March 25, 2025 to all holders of record of common stock as of the record date. If a shareholder's shares are held in the name of a broker, bank, or other nominee, then that party should give the shareholder instructions for voting the shareholder's shares.

Voting at the Meeting

We have fixed the close of business on March 14, 2025 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Annual Meeting and any adjournment or adjournments thereof. We have only one class of common stock and no preferred stock. As of March 14, 2025, there were 7,414,569 shares of stock outstanding. Each outstanding share entitles the holder thereof to one vote on each separate matter presented for vote at the meeting. You may vote on matters that are properly presented at the Annual Meeting by attending the meeting and casting a vote, signing and returning the enclosed proxy, voting on the internet, or voting by phone. You may change your vote or revoke your proxy at any time before it is voted at the Annual Meeting by filing with Isabella Bank Corporation (the "Corporation") an instrument revoking it, filing a duly executed proxy bearing a later date (including a proxy given over the internet or by phone) or by attending the meeting and electing to vote in person. You are encouraged to vote by mail, internet, or phone.

A quorum must be present in order to hold the Annual Meeting. A quorum is present if a majority of the shares of common stock entitled to vote are represented in person or by proxy. If you execute and return a proxy, those shares will be counted to determine if there is a quorum, even if you abstain or fail to vote on any of the proposals. We will count abstentions and broker non-votes, which are described below, in determining whether a quorum exists.

Once a quorum is achieved, a plurality of votes cast is necessary for the election of directors (Proposal 1). As to all other matters, the affirmative vote of a majority of votes cast is necessary for the approval of such matters.

Some of our shareholders hold their shares through a stockbroker, bank, or other nominee rather than directly in their own name. Those shareholders are considered the beneficial owner of shares held in street name, and these materials are being forwarded to you by your broker, bank or nominee, which is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote and are also invited to attend the Annual Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a signed proxy from the shareholder of record giving you the right to vote the shares. Your broker, bank or nominee has enclosed or provided voting instructions for you to use to direct your broker, bank or nominee in voting these shares.

Brokers who hold shares for the accounts of their clients may vote these shares either as directed by their clients or in their own discretion if permitted by the exchange or other organization of which they are members. A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner. Your broker has discretionary authority to vote your shares with respect to ratification of the appointment of Plante & Moran, PLLC ("Plante") as our independent registered public accounting firm (Proposal 2). However, in the absence of specific instructions from you, your broker *does not* have discretionary authority to vote your shares with respect to the election of directors to the Board of Directors (Proposal 1). A broker non-vote does not count as a vote in favor of or against a particular proposal for which the broker has no discretionary voting authority.

In addition, if a shareholder abstains from voting on a particular proposal presented for approval at the Annual Meeting, the abstention does not count as a vote in favor of or against the proposal.

At this year's Annual Meeting, you will elect four (4) directors to serve for a term of three years commencing on the date of the Annual Meeting and continuing until the 2028 annual meeting of shareholders of the Company or until their respective successor or successors are duly elected and qualified, or until such director's earlier death, resignation or removal from office. You may vote in favor or withhold your vote with respect to any or all nominees. Directors are elected by a plurality of the votes cast at the Annual Meeting. If you "withhold" authority to vote with respect to one or more director nominees, your vote will have no effect on the election of such nominees. "Withhold" votes, abstentions and shares not voted, including broker non-votes, are not considered votes cast for the foregoing purpose, and will have no effect on the election of the nominees.

Ratification of the appointment of Plante requires that the number of votes cast "FOR" the proposal exceed the number of votes cast "AGAINST" such proposal. In counting votes on the ratification of the appointment of Plante as our independent registered public accounting firm, abstentions and broker non-votes will have no effect on the outcome of the vote.

Proposal 1 - Election of Directors

The Board of Directors (the "Board") currently consists of eleven (11) members divided into three (3) classes, with the directors in each class being elected for a term of three years. The Board decreased from eleven (11) to nine (9) members in August of 2024 when Thomas L. Kleinhardt and Gregory V. Varner retired from the Board. Subsequently, the Board increased from nine (9) to ten (10) members with the Board's appointment of Brian R. Sackett, effective September 15, 2024. The Board then increased from ten (10) to eleven (11) members with the Board's appointment of David B. Behen, effective March 3, 2025.

Pursuant to our governing documents, our Board is divided into three (3) classes, which results in a "staggered" board. Directors stand for election for a term expiring at the third annual meeting of shareholders following the annual meeting of shareholders at which such director was elected, or until each person's successor is duly elected and qualified, or until such director's earlier death, resignation or removal from office.

The terms of Neil M. McDonnell, Sarah R. Opperman, Chad R. Payton, and Brian R. Sackett will expire at the Annual Meeting. At the Annual Meeting, each of Neil M. McDonnell, Sarah R. Opperman, Chad R. Payton, and Brian R. Sackett are being nominated for election to serve as directors of the Company for a term commencing on the date of the Annual Meeting and continuing until the 2028 annual meeting of shareholders of the Company or until their respective successor or successors are duly elected and qualified, or until such director's earlier death, resignation or removal from office. Each of the above-listed nominees for election at the Annual Meeting is currently serving as a director of the Company.

Election Procedures

Assuming the presence of a quorum at the Annual Meeting, the election of directors will require a plurality of the votes cast at the Annual Meeting.

This means that the four (4) nominees receiving the highest number of votes will be elected. If you "withhold" authority to vote with respect to one or more director nominees, your vote will have no effect on the election of such nominees. "Withhold" votes and broker non-votes are not considered votes cast for the foregoing purpose, and will have no effect of the election of the nominees. In accordance with the Michigan Business Corporation Act, shareholders are not entitled to cumulate their votes in the election of directors (or for any other decision).

Except as otherwise specified, proxies will be voted for the election of the four (4) nominees. If a nominee becomes unable or unwilling to serve, proxies will be voted for such other person, if any, as shall be designated. However, we know of no reason to anticipate that this will occur. Each of the nominees has agreed to serve as a director if elected.

If a nominee becomes unavailable to serve as a director for any reason before the election, the shares represented by proxy will be voted for such other person, if any, as may be designated by the Company's Board of Directors. Alternatively, in lieu of designating a substitute, the Company's Board of Directors may reduce the number of directors of the Company. The Board has no reason to believe that any of the Class II nominees listed above will be unavailable to serve as a director. All of the Class II nominees listed above have consented to being named herein and to serve if elected.

Biographical information for each of the above-listed nominees, as well as the other current directors of the Company not up for reelection at the Annual Meeting, including their principal occupation for the last five or more years, age and length of service as a director, follows.

We recommend that you vote FOR the election of each of the above-listed nominees for election to the Board.

Director Qualifications

Board members are highly qualified and represent your best interests. We select nominees who:

- Have extensive business leadership.
- Bring a diverse perspective and experience.
- Are objective and collegial.
- Have high ethical standards and have demonstrated sound business judgment.
- Are willing and able to commit the significant time and effort to effectively fulfill their responsibilities.

Each nominee and current director possesses these qualities and provides a diverse complement of specific business skills and experience. In addition to the general qualifications described above, qualifications are included in the biographical summaries provided on the following pages.

The following table identifies individual Board members serving on each of our standing committees:

Director	Audit	Nominating and Corporate Governance	Compensation and Human Resource
Sarah R. Opperman	X[o]	X[o]	X[o]
Dr. Jeffrey J. Barnes		X[c]	
David B. Behen			X
Jill Bourland	X[c]	X	
Melinda M. Coffin	X		X
Jae A. Evans			
Neil M. McDonnell			
Chad R. Payton	X		X[c]
Vicki L. Rupp			X
Brian R. Sackett			
Jerome E. Schwind			

C — Chairperson

O — Ex-Officio

Director Nominees for Terms Ending in 2028

Neil M. McDonnell (age 61), has been a director of Isabella Bank Corporation and of the Bank since January 31, 2024. Mr. McDonnell was appointed President of Isabella Bank effective January 5, 2024 after serving as the Chief Financial Officer since 2018. He has more than 30 years of banking experience and previously worked in the eastern United States in roles such as CFO, controller, treasurer, compliance and risk officer, and director of finance at large international banks, local community banks and de novo banks. He serves on the Board of Directors of Community Bankers of Michigan, is a member of the Mid-Michigan Industries Board of Directors, and volunteers with Habitat for Humanity of Isabella County Finance Committee.

Sarah R. Opperman (age 65) has been a director of Isabella Bank Corporation and of the Bank since 2012 and has served as chair of both boards since May 2021. Ms. Opperman previously was employed for 28 years by The Dow Chemical Company, where she served in executive leadership roles in public and government affairs. She was interim President and Chief Executive Officer of the Midland Business Alliance in 2018. Ms. Opperman is a member of the Central Michigan University Advancement Board, the Herbert H. and Grace A. Dow Foundation Board, and the Michigan Baseball Foundation Board. Ms. Opperman's business and leadership expertise, as well as her depth of community relationships, benefit Board discussions and decisions.

Chad R. Payton (age 56) has been a director of Isabella Bank Corporation and of the Bank since 2021. Mr. Payton is a Certified Public Accountant and Partner of Roslund, Prestage & Company, PC, with over 30 years of tax and accounting experience. Mr. Payton is a member of the American Institute of Certified Public Accountants and Michigan Association of Certified Public Accountants. Mr. Payton's expertise in accounting and business experience are valuable to the Board.

Brian R. Sackett (age 54) was appointed a director of Isabella Bank Corporation and of the Bank effective September 15, 2024. Mr. Sackett is a partner at Sackett Potatoes and has been an employee there since 1987. He has served the potato industry on a state and national level in many capacities for potato research and potato variety development for the past 30 years. Mr. Sackett

currently serves on the Research Committee for the Michigan Potato Industry Commission and the Chip Committee for Potatoes USA. Mr. Sackett has served more than 12 years on our West Region Advisory Board and brings agricultural and business expertise to the Board.

Current Directors with Terms Ending in 2026

Dr. Jeffrey J. Barnes (age 62) has been a director of the Bank since 2007 and of Isabella Bank Corporation since 2010. Dr. Barnes is a retired physician from L.O. Eye Care. He is a former member of the Central Michigan Community Hospital Board of Directors. Dr. Barnes' experience in business operations and management, as well as knowledge of the communities we serve, benefit the Board.

Melinda M. Coffin (age 50) has been a director of Isabella Bank Corporation and of the Bank since 2022. Ms. Coffin is the former CEO of Soaring Eagle Gaming Enterprises. She received her undergraduate degree and MBA from Central Michigan University. Ms. Coffin's knowledge and experience in compliance and regulatory matters, as well as her business experience and community involvement, adds value to the Board.

Vicki L. Rupp (age 65) has been a director of Isabella Bank Corporation and of the Bank since 2019. Ms. Rupp retired from The Dow Chemical Company after a successful 35 year career in various positions, including her final position of Corporate Director of Business Services. Ms. Rupp owns her own consulting company, Vicki Rupp Consulting, for companies seeking operational improvements. She currently serves on the Saginaw Valley State University Foundation Executive Committee. Ms. Rupp brings experience in operations and strategic development and a commitment to community service.

David B. Behen (age 55) was appointed a director of Isabella Bank Corporation and of the Bank effective March 3, 2025. Mr. Behen is the co-founder and Chief Strategy Officer at SensCy, a cybersecurity company focused on small and medium-sized organizations. He has held leadership roles in the private and public sectors for over 20 years and has received many esteemed awards and recognition for his contributions to information technology and cybersecurity. Mr. Behen holds several board and committee positions for professional and technology organizations. He is a member of the Eastern Michigan University College of Engineering and Technology Advisory Board. Mr. Behen's extensive experience in cybersecurity and proven track record of building successful organizations brings great value to the Board.

Current Directors with Terms Ending in 2027

Jill Bourland (age 54) has been a director of Isabella Bank Corporation and of the Bank since 2017. Ms. Bourland is CEO and Partner of Blystone & Bailey, CPAs, P.C. Ms. Bourland is a graduate of Central Michigan University, a Certified Public Accountant, and a Housing Credit Certified Professional. She has over 25 years of audit, tax and accounting experience with a concentration in small business and affordable housing sectors. She is a member of the William and Janet Strickler Nonprofit Center Board, and the Mid-Michigan Community College Foundation Board. She is involved with the Gratiot-Isabella Technical Education Center Accounting/Business Advisory Committee. She is also a member of the American Institute of Certified Public Accountants, Michigan Association of Certified Public Accountants, and Home Builders Association. Ms. Bourland has expertise in accounting and business experience, and a strong commitment to community involvement.

Jae A. Evans (age 68) has been a director of Isabella Bank Corporation and of the Bank since 2014. He was President and Chief Executive Officer of the Corporation from 2014 to January 2024 and Chief Executive Officer of the Bank from 2018 to January 2024. Mr. Evans served as Chief Operations Officer of the Bank from 2011 to 2013 and President of the Greenville Division of the Bank from 2008 to 2011. He is a graduate of Central Michigan University and has over 47 years of banking experience. Mr. Evans currently serves as the Interim President and CEO of United Bankers' Bank, in addition to being a board member and the Chair for United Bankers' Bank, and on the Central Michigan University Advancement Board. Mr. Evans provides the Board with executive leadership, knowledge of commercial banking, and strong community involvement.

Jerome E. Schwind (age 58) has been a director of Isabella Bank Corporation and of the Bank since 2017. Mr. Schwind was appointed President and Chief Executive Officer of the Corporation and Chief Executive Officer of Isabella Bank on January 5, 2024. He has over 30 years of banking experience and has been employed by the Bank since 1999, serving in various roles including President of the Bank and Vice President of the Corporation, Executive Vice President, and Chief Operations Officer. Mr. Schwind received his undergraduate degree from Ferris State University and his MBA from Lake Superior State University. He is also a graduate of the Dale Carnegie Executive Development program, the Graduate School of Banking at the University of Wisconsin-Madison, and the Rollie Denison Leadership Institute. He currently serves as the Chair for the Middle Michigan Development Corporation, is a member of the Finance Advisory Board for the Ferris State University College of Business, and the Michigan Bankers Association Perry School of Banking Board. Mr. Schwind brings his experience in banking and his many years at Isabella Bank to the Board in addition to his knowledge of the markets we serve.

Each of the directors has been engaged in their stated professions for more than five years unless otherwise stated.

Other Executive Officers

William M. Schaefer (age 45), was appointed Chief Financial Officer of Isabella Bank Corporation on April 1, 2024. Mr. Schaefer is a Certified Public Accountant and has over 24 years of experience in the accounting and financial sector. He has served as Senior Vice President, Controller, and Vice President of Finance at prominent regional and community banks on the East coast. He started his career as an Auditor for KPMG and then he moved to an international manufacturing company where he held various Controllership positions.

David J. Reetz (age 64), Chief Lending Officer of the Bank, has over 40 years of lending experience and has been employed by the Bank since 1987, serving in his current role since 2003. Mr. Reetz serves as a member of the Summit Clubhouse Advisory Board and the Mt. Pleasant Rotary Club.

Peggy L. Wheeler (age 65), Chief Operations Officer of the Bank, has been employed by the Bank since 1977. Ms. Wheeler has over 47 years of banking experience with Isabella Bank, holding various positions including customer service, accounting, Controller, and Senior Vice President of Operations. Ms. Wheeler serves on the board for the Mt. Pleasant Area Community Foundation and serves as chair of their grant review committee. She also serves on the Board for the Michigan Bankers Association Service Corporation, and RISE Advocacy.

Proposal 2 - Ratification of Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of our independent registered public accounting firm. The Audit Committee engages in an annual evaluation of the independent registered public accounting firm's qualifications, assessing a wide variety of factors.

Rehmann Robson LLC ("Rehmann") served as our independent registered public accounting firm for the fiscal year ended December 31, 2024. On January 27, 2025, the Audit Committee appointed Plante & Moran, PLLC as our independent registered public accounting firm for the fiscal year ending December 31, 2025. For information related to the Audit Committee's process, including fees paid to our independent registered public accounting firm, refer to the "Independent Registered Public Accounting Firm" section of this report.

The Board is seeking shareholder ratification of the Audit Committee's appointment of Plante & Moran, PLLC for the year ending December 31, 2025. Shareholder ratification of the selection of Plante as our independent registered public accounting firm for the 2025 fiscal year is not required by our governing documents, state law or otherwise. However, the Board is submitting the selection of Plante to our shareholders for ratification as a matter of good corporate governance. If the shareholders fail to ratify the selection, the Audit Committee may consider this information when determining whether to retain Plante for future services. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time if it is determined that such a change would be in the best interests of the Company.

Assuming a quorum is present, the ratification of the appointment of Plante as the independent registered public accounting firm for the year ending December 31, 2025 will require the affirmative vote of the majority of the shares entitled to vote and represented in person or by proxy. Shares represented by proxy will be voted in accordance with the instructions provided in the proxy. In the absence of instructions to the contrary, completed proxy cards that do not specify how shares should be voted with respect to the ratification of the appointment of Plante will be voted "FOR" the ratification.

Representatives from Rehmann and Plante are expected to be present at the Annual Meeting to respond to appropriate questions from shareholders and to make any comments they believe are appropriate.

We recommend that you vote FOR this proposal to ratify the appointment of Plante & Moran, PLLC as our independent registered public accounting firm for the year ending December 31, 2025.

Corporate Governance

Director Independence

We have adopted the director independence standards as defined under the Nasdaq listing requirements. We have determined that Dr. Jeffrey J. Barnes, David B. Behen, Jill Bourland, Melinda M. Coffin, Sarah R. Opperman, Chad R. Payton, Vicki L. Rupp, and Brian R. Sackett are independent directors. Jae A. Evans is not independent as he retired as President and CEO of Isabella Bank Corporation and CEO of Isabella Bank on January 4, 2024. Jerome E. Schwind is not independent as he is employed as President and CEO of Isabella Bank Corporation and CEO of Isabella Bank. Neil M. McDonnell is not independent as he is employed as President of Isabella Bank.

Family Relationships

There are no immediate family relationships between any of our directors, director nominees, or executive officers.

Board Leadership Structure and the Board's Role in Risk Oversight

Sarah R. Opperman serves as the Chairperson of the Board and Jerome E. Schwind serves as the Chief Executive Officer of the Company. Recognizing the individual roles and responsibilities of the Chairperson of the Board and the Chief Executive Officer, the Board of Directors has implemented this structure to enhance strategic oversight and insight, board leadership, and to further align the Board of Directors and management.

Our Governance Policy provides that only directors who are deemed to be independent as set forth by the Nasdaq listing requirements and SEC rules are eligible to hold the office of chairperson. Additionally, the chairpersons of Board's committees must also be independent directors. It is our belief that having a separate chairperson and CEO best serves the interest of the shareholders. The Board elects its chairperson at the first Board meeting following the Annual Meeting. Independent members of the Board meet without inside directors at least twice per year.

Regular meetings of the Board and its committees are held to review strategy, policy and results of operations, including discussions of risk. The frequency of meetings is determined by, among other things, strategy, operations and the number and significance of risk matters that are discussed at either the Board or committee meetings. Each committee chairperson is provided an opportunity to present a report to the full Board at each regularly scheduled Board meeting and is required to provide a full report of past accomplishments and future strategies to the full Board on an annual basis.

The Board has overall responsibility for enterprise risk management. The Board's role is to engage in informed oversight of the Company's risk management and management is responsible for our day-to-day risk management. The Board utilizes committees to oversee risks associated with compensation and governance. The Isabella Bank Board of Directors is responsible for overseeing credit, investment, information technology, interest rate, and trust risks.

Board and Committee Meeting Attendance

The Board met fourteen (14) times during 2024. During the 2024 fiscal year, each director participated in at least 75% or more of the aggregate of (i) the total number of meetings of the Board (held during the period for which he or she was a director) and (ii) the total number of meetings of all committees of the Board on which he or she served (during the period that he or she served).

Director Attendance at Annual Meeting

While the Company does not have a formal policy requiring the directors' attendance, the Board encourages all directors to attend the annual meeting of shareholders. All of our directors attended the 2024 annual meeting of shareholders, with the exception of Ms. Coffin.

Committees of the Board of Directors

Our Board has established standing committees in connection with the discharge of its responsibilities. These committees include the Audit Committee, a Nominating and Corporate Governance Committee, and a Compensation and Human Resource Committee. Our Board also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our certificate of formation and our bylaws.

Audit Committee

The Company has a separately designated standing Audit Committee as required by the rules of the Nasdaq Stock Market. The Audit Committee is governed by a written charter approved by the Board, which is available on the Bank's website: www.isabellabank.com under the "Governance" tab. The Audit Committee met six (6) times during the year 2024.

The responsibilities of the Audit Committee include assisting the Board in its general oversight of our financial reporting, financial risk assessment, internal controls, and audit functions, and is directly responsible for overseeing the integrity of our consolidated financial statements, the independent auditors' qualifications and independence, the performance of our internal audit function and those of independent auditors, our system of internal controls, our financial reporting and system of disclosure controls, and our compliance with legal and regulatory requirements and with our Code of Conduct and Business Ethics. Further information regarding the functions performed by the Audit Committee and its membership is set forth in the "Audit Committee Report" included in this Proxy Statement.

The members of the Audit Committee are directors Bourland (committee chairperson), Coffin, Opperman (ex-officio) and Payton. Our Board has evaluated the independence of each of the members of our Audit Committee and has affirmatively determined that each of the members of our Audit Committee (1) is an independent director under Nasdaq Stock Market rules, (2) satisfies the additional independence standards under applicable SEC rules for Audit Committee service, and (3) has the ability to read and understand fundamental financial statements. In accordance with the provisions of the Sarbanes-Oxley Act of 2002, directors Bourland and Payton met the requirements of Audit Committee Financial Expert and have been so designated.

Nominating and Corporate Governance Committee

The Company has a separately designated standing Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is governed by a written charter approved by the Board, which is available on the Bank's website: www.isabellabank.com under the "Governance" tab. The Nominating and Corporate Governance Committee held three (3) meetings during the year 2024.

The Nominating and Corporate Governance Committee is responsible for evaluating and recommending individuals for nomination to the Board for approval. This Committee, in evaluating nominees, including incumbent directors and any nominees put forth by shareholders, considers business experience, skills, character, judgment, leadership experience, and their knowledge of the geographical markets, business segments or other criteria the Committee deems relevant and appropriate based on the current composition of the Board. This Committee considers diversity in identifying members with respect to our geographical markets served, the industry knowledge and experience of the nominee, and community relations of the nominee.

The members of the Nominating and Corporate Governance Committee are directors Barnes (committee chairperson), Bourland, and Opperman (ex-officio). Our Board has evaluated the independence of each of the members of our Nominating and Corporate Governance Committee and has affirmatively determined that each of the members of our Nominating and Corporate Governance Committee meets the definition of an "independent director" under Nasdaq Stock Market rules.

The Nominating and Corporate Governance Committee will consider, as potential nominees, persons recommended by shareholders. Recommendations should be submitted in writing to the Secretary of the Corporation, 401 N. Main St., Mt. Pleasant, Michigan 48858 and include the shareholder's name, address and number of shares of the Corporation owned by the shareholder. The recommendation should also include the name, age, address and qualifications of the candidate. Please see "*Shareholder Proposals - 2026 Annual Meeting,*" below, for more information on when director nominee proposals must be submitted to the Corporation. The Nominating and Corporate Governance Committee evaluates all potential director nominees in the same manner, whether the nominations are received from a shareholder, or otherwise.

Compensation and Human Resource Committee

The Company has a separately designated standing Compensation and Human Resource Committee. The Compensation and Human Resource Committee is governed by a written charter approved by the Board, which is available on the Bank's website: www.isabellabank.com under the "Governance" tab. The Compensation and Human Resource Committee held six (6) meetings during the year 2024.

The members of the Compensation and Human Resource Committee are directors Behen, Coffin, Opperman (ex-officio), Payton (committee chairperson), and Rupp. Our Board has evaluated the independence of each of the members of our Compensation and Human Resource Committee and has affirmatively determined that each of the members of the Committee meets the definition of an "independent director" under Nasdaq Stock Market rules. In addition, our Board has also determined that each of the members of the Committee qualifies as a "nonemployee director" within the meaning of Rule 16b-3 under the Exchange Act. The Compensation and Human Resource Committee is responsible for reviewing and recommending to the Board the compensation of directors and the compensation of the President and CEO, Bank President, and CFO. The Compensation and Human Resource Committee is also responsible for overseeing the administration of the Company's employee benefit, incentive and compensation programs, determining the effectiveness of the Company's compensation-related risk management practices, and reviewing and approving the Chief Executive Officer succession plan, and recommending such plan to the Board for approval.

Communications with the Board

Shareholders may communicate with the Board by sending written communications to the attention of the Corporation's Secretary, Isabella Bank Corporation, 401 N. Main St., Mt. Pleasant, Michigan 48858. Communications will be forwarded to the Board or the appropriate committee, as soon as practicable.

Code of Ethics

The Corporation has adopted a Code of Conduct and Business Ethics that sets forth standards of ethical business conduct for the Company's CEO, CFO, and Controller. The purpose of the Code of Conduct and Business Ethics is to provide such covered individuals with a framework to deter wrongdoing and to promote honest and ethical conduct. Additionally, the Code of Business Conduct and Ethics is in conformity with the requirements of the Sarbanes-Oxley Act of 2002 and the Nasdaq Listing

Rules. A copy of the Code of Conduct and Business Ethics is available on the Bank's website: www.isabellabank.com under the "Governance" tab.

Nasdaq Listing Application

We have applied to list the shares of our common stock on The Nasdaq Stock Market, LLC ("Nasdaq") under our current symbol "ISBA." Such listing is not guaranteed. Even if such listing is approved, there can be no assurance that an active, liquid trading market in our common stock will develop. Our common stock is currently quoted on the OTCQX Market under the trading symbol "ISBA." If we are approved to list the shares of our common stock on Nasdaq, we will continue to serve as our own transfer agent.


Audit Committee Report


The Audit Committee oversees the financial reporting process on behalf of the Board. The 2024 Audit Committee consisted of directors Bourland, Coffin, Payton, and Opperman (ex-officio).*

The Audit Committee is responsible for pre-approving all auditing services and permitted non-audit services by our independent auditors, or any other auditing or accounting firm, if those fees are reasonably expected to exceed 5.0% of the current year agreed upon fee for independent audit services. The Audit Committee has established general guidelines for the permissible scope and nature of any permitted non-audit services in connection with its annual review of the audit plan and reviews the guidelines with the Board.

Management has the primary responsibility for the consolidated financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited consolidated financial statements in the Annual Report with management including a discussion of the acceptability of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the consolidated financial statements. The Audit Committee also reviewed with management and the independent auditors, management's assertion on the design and effectiveness of our internal control over financial reporting as of December 31, 2024.

The Audit Committee reviewed with our independent auditors, who are responsible for expressing an opinion on the conformity of those audited consolidated financial statements with accounting principles generally accepted in the United States of America, their judgments as to the acceptability of our accounting principles and such other matters as are required to be discussed with the Audit Committee by the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), including those described in Auditing Standard No. 1301, "Communications with Audit Committees", as may be modified or supplemented. In addition, the Audit Committee has received the written disclosures and the letter from the independent auditors required by PCAOB Rule 3526, "Communication with Audit Committees Concerning Independence", as may be modified or supplemented, and has discussed this issue with the independent auditors.

The Audit Committee discussed with our internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets with the internal and external independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls, and the overall quality of our financial reporting process. The Audit Committee held six meetings during 2024.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited consolidated financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2024 for filing with the Securities and Exchange Commission. The Audit Committee has appointed Plante & Moran, PLLC as the independent auditors for the 2025 audit.

Respectfully submitted,

Jill Bourland, Audit Committee Chairperson
Melinda M. Coffin
Chad R. Payton
Sarah R. Opperman (ex-officio)

* As planned, on August 31, 2024, Thomas L. Kleinhardt retired from the Board and all committees of the Board, including the Audit Committee. Therefore, Mr. Kleinhardt did not participate in the Audit Committee's review, discussion or recommendation with respect to matters covered by the Audit Committee's report in this Proxy Statement.



Executive Officers

Executive officers are compensated in accordance with their employment with the applicable entity. The following table shows information on compensation earned in each of the last two years ended December 31, 2024, for the CEO, CFO, and our next most highly compensated executive officer, collectively the named executive officers ("NEOs").

Summary Compensation Table

Name and principal position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Change in pension value and nonqualified deferred compensation earnings ($)(4)	All other compensation ($)(5)	Total ($)
Jerome E. Schwind [6]	2024	443,571	20,100	40,000	14,781	68,109	586,561
President and CEO of Isabella Bank Corporation and CEO of Isabella Bank	2023	382,066	68,093	—	9,465	62,567	522,191
Jae A. Evans [6]	2024	67,115	16,450	—	39,089	160,883	283,537
President and CEO of Isabella Bank Corporation and CEO of Isabella Bank (retired)	2023	504,500	134,400	—	36,863	59,129	734,892
William M. Schaefer [7]	2024	174,327	—	10,895	275	45,187	230,684
CFO of Isabella Bank Corporation and Isabella Bank							
Neil M. McDonnell [6]	2024	365,000	16,572	25,125	12,270	52,950	471,917
President of Isabella Bank	2023	301,300	49,130	—	3,331	39,636	393,397

[1] Executive officer salary includes compensation voluntarily deferred under our 401(k) plan. Director fees are also included and are displayed in the following table for each of the last two years ended December 31, 2024:

	Director fees ($)	
Name	2024	2023
Jerome E. Schwind	30,000	34,500
Jae A. Evans	40,000	34,500
Neil M. McDonnell	30,000	—

[2] Includes payouts granted pursuant to the Isabella Bank Corporation Executive Cash Incentive Plan.

[3] Includes shares granted pursuant to the Isabella Bank Corporation Restricted Stock Plan disclosed as the aggregate grant date fair value of the awards computed, in accordance with ASC Topic 718.

[4] Includes the aggregate non-cash change in the actuarial present value of the noted executive's accumulated benefit under the Isabella Bank Corporation Pension Plan.

[5] For all named executives, all other compensation includes 401(k) matching contributions, dividends on stock units pursuant to the Directors Plan, and auto allowance. For Jae A. Evans this includes a short-term disability payout upon retirement of $108,462. For William M. Schaefer all other compensation includes an employment bonus of $30,257.

[6] Jae A. Evans retired as President and Chief Executive Officer of Isabella Bank Corporation and Chief Executive Officer of Isabella Bank effective January 4, 2024. Jerome E. Schwind was appointed as President and Chief Executive Officer of Isabella Bank Corporation and Chief Executive Officer of Isabella Bank effective January 5, 2024. Neil M. McDonnell was appointed as President of Isabella Bank effective January 5, 2024.

[7] Not a named executive officer prior to 2024. William M. Schaefer joined the Corporation on April 1, 2024.

Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information on the unvested shares of restricted stock pursuant to the Isabella Bank Corporation Restricted Stock Plan as of December 31, 2024:

		Stock awards	
Name	Grant Date	Equity incentive plan: number of shares or units of stock that have not vested (#)(1)	Equity incentive plan awards: market value of shares or units of stock that have not vested ($)(2)
Jerome E. Schwind	3/26/2024	2,053	53,357
	2/16/2023(3)	—	—
	3/28/2022	1,922	49,953
	4/1/2021	4,282	111,289
William M. Schaefer	4/1/2024	558	14,502
Neil M. McDonnell	3/26/2024	1,290	33,527
	2/16/2023(3)	—	—
	3/28/2022	1,444	37,530
	4/1/2021	3,184	82,752

(1) Shares of restricted stock are subject to a three-year vesting period from the date of issuance.

(2) Based on the closing price of the Corporation's common stock as of December 31, 2024 which was $25.99.

(3) Achievement of financial performance goals in connection to the stock awards were not met in 2023.

Pension Benefits

Defined Benefit Pension Plan. We sponsor the Isabella Bank Corporation Pension Plan ("Defined Benefit Pension Plan"), a frozen defined benefit pension plan. The curtailment, which was effective March 1, 2007, froze the current participant's accrued benefits as of that date and limited participation in the plan to eligible employees as of December 31, 2006. Due to the curtailment of the plan, the number of years of credited service was frozen. As such, the years of credited service for the plan may differ from the participant's actual years of service.

Annual contributions are made to the plan as required by accepted actuarial principles, applicable federal tax laws, and to pay expenses related to operating and maintaining the plan. The amount of contributions on behalf of any one participant cannot be separately or individually computed.

Pension plan benefits are based on years of service and the employees' five highest consecutive years of compensation out of the last ten years of service, through December 31, 2006.

A participant may earn a benefit for up to 35 years of accredited service. Earned benefits are 100% vested after five years of service. Benefit payments normally start when a participant reaches age 65. A participant with more than five years of service may elect to take early retirement benefits anytime after reaching age 55. Benefits payable under early retirement are reduced actuarially for each month prior to age 65 in which benefits begin.

Under the provisions of the plan, participants are eligible for early retirement after reaching the age of 55 with at least five years of service. The early retirement benefit amount is the accrued benefit payable at normal retirement date reduced by 5/9% for each of the first 60 months and 5/18% for each of the next 60 months that the benefit commencement date precedes the normal retirement date.

Retirement Bonus Plan. We sponsor the Isabella Bank Corporation Retirement Bonus Plan ("Retirement Bonus Plan"). This nonqualified plan is intended to provide eligible employees with additional retirement benefits. To be eligible, the employee needed to be an employee on January 1, 2007, and be a participant in our frozen Executive Supplemental Income Agreement. Participants were also required to be an officer with at least 10 years of service as of December 31, 2006. We have sole and exclusive discretion to add new participants to the Retirement Bonus Plan by authorizing such participation pursuant to action of the Board.

An initial amount was credited for each eligible employee as of January 1, 2007. Subsequent amounts have been credited on each allocation date thereafter as defined in the Retirement Bonus Plan. The amount of the initial allocation and the annual allocation shall be determined pursuant to the payment schedule adopted at our sole and exclusive discretion, as set forth in the Retirement Bonus Plan.



Under the provisions of the Retirement Bonus Plan, participants are eligible for early retirement upon attaining 55 years of age. There is no difference between the calculation of benefits payable upon early retirement and normal retirement; however, the participant would not receive their full benefit under early retirement.

Nonqualified Deferred Compensation

Directors Plan. Under the Isabella Bank Corporation and Related Companies Deferred Compensation Plan for Directors ("Directors Plan"), directors, including named executive officers who serve as directors, are required to invest at least 25% of their board fees in our common stock and may invest up to 100% of their earned fees based on their annual election. These amounts are reflected in footnote 1 to the Summary Compensation Table. These stock investments can be made either through deferred fees or through the purchase of shares through the Isabella Bank Corporation Stockholder Dividend Reinvestment and Employee Stock Purchase Plan ("DRIP Plan"). Deferred fees, under the Directors Plan, are converted on a quarterly basis into stock units of our common stock based on the fair value of a share of our common stock as of the relevant valuation date. Stock units credited to a participant's account are eligible for stock and cash dividends as paid. DRIP Plan shares are purchased pursuant to the DRIP Plan.

Distribution of deferred fees from the Directors Plan occurs when the participant retires from the Board or upon the occurrence of certain other events. The participant is eligible to receive distributions in the form of shares of our common stock of all of the stock units that are then in his or her account, and any unconverted cash will be converted to and rounded up to a whole share of stock and distributed, as well. Any common stock issued from deferred fees under the Directors Plan will be considered restricted stock under the Securities Act of 1933, as amended. Common stock purchased through the DRIP Plan are not considered restricted stock under the Securities Act of 1933, as amended.

SERP. Under the supplemental executive retirement plan ("SERP"), we may promise deferred compensation benefits to employees who are members of a select group of management or highly compensated employees, which may include the named executive officers. The SERP authorizes us to make annual and discretionary credits to a participant's SERP account pursuant to a participation agreement with the participant that sets forth the amount and timing of any annual credits and the vesting, payment, and other terms to which the credits are subject.

The SERP provides default terms that may be modified by a participant's participation agreement, including default vesting, interest and payment terms. Under the SERP's default vesting terms, a participant is initially unvested in the participant's SERP account and becomes 100% vested upon attaining normal retirement age, retirement, involuntary separation from service without cause, death, disability or a change in control. Special vesting rules apply to amounts that are credited after a change in control. Under the SERP's interest rule, a participant's account balance is credited with interest annually, the rate of which may be changed and is based on a stated fund yield as defined in the SERP for the current plan year, updated annually. A participant's vested and nonforfeited account balance will be paid in a single cash lump sum within 90 days after the first to occur of the participant's separation from service (subject to a six-month delay for a "specified employee"), death, disability, or any date specified in the participant's participation agreement under the SERP's default payment terms, unless otherwise specified in a participant's participation agreement. The SERP also includes restrictive covenants that restrict a participant's ability to compete with us and certain other activities.

Executive Cash Incentive Plan. The Executive Cash Incentive Plan provides potential payouts for the President and CEO, Bank President, and CFO based on achievement of personal and corporate goals. The maximum potential payouts under the plan range from 22% to 35% of the employee's annual salary. The Compensation and Human Resource Committee is responsible for establishing personal goals and measuring the achievement of personal goals for the President and CEO. This Committee also reviews the performance of the President and CEO. The President and CEO recommends to the Compensation and Human Resource Committee the measurement and achievement of personal and corporate goals for the Bank President and CFO.

Restricted Stock Plan. The Isabella Bank Corporation Restricted Stock Plan ("RSP") is an equity-based bonus plan. The primary purpose of the plan is to promote our growth and profitability by attracting and retaining executive officers and key employees of outstanding competence through ownership of equity that provides them with incentives to achieve corporate objectives. The RSP authorizes the issuance of unvested restricted stock to an eligible employee with a maximum award ranging from 25% to 40% of the employee's annual salary, on a calendar year basis. Under the RSP, the Board of Directors may grant restricted stock awards to eligible employees on an annual basis based on satisfactory achievement of performance targets and measures established by the Board of Directors. If these grant conditions are not satisfied, then the award of restricted shares will lapse or be adjusted appropriately, at the discretion of the Board of Directors. Restricted stock awards granted are not fully transferable or vested until certain conditions are met, as stated in the plan.

Clawback Policy. The Corporation has adopted a clawback policy which provides for recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws. This policy applies to any cash or equity compensation which is granted, earned or vested based wholly or in part on the attainment of a financial reporting measure. Consequently, the policy applies to the SERP, the Executive Cash Incentive Plan, and the RSP.

Potential Payments Upon Termination or Change in Control

The estimated amounts payable to each named executive officer upon severance from employment, retirement, termination upon death or disability or termination following a change in control are described below. For all termination scenarios, the amounts assume such termination took place as of December 31, 2024.

Any Severance of Employment

Regardless of the manner in which a named executive officer's employment terminates, he or she is entitled to receive amounts earned during his or her term of employment. Such amounts include:

- Amounts accrued and vested through the Defined Benefit Pension Plan.
- Amounts accrued and vested through the Retirement Bonus Plan.
- Amounts credited and vested through the SERP.
- Amounts deferred in the Directors Plan.
- Amounts granted and vested through the Restricted Stock Plan.
- Eligible unused vacation and short-term disability pay.

Retirement

In the event of the retirement of an executive officer, the officer would receive the benefits identified above.

Death or Disability

In the event of death or disability of an executive officer, in addition to the benefits listed above, the executive officer will also receive payments under our life insurance plan or under our disability plan as appropriate.

Change in Control

We currently do not have a change in control agreement with any of the executive officers. Under the SERP, each participant would become 100% vested in their SERP account upon a change in control. Under certain conditions, following a change in control, if a participant is involuntarily terminated without cause or voluntarily terminates for good reason all uncredited annual credits would be credited to his or her SERP account. If termination took place on December 31, 2024, that would have resulted in an additional credit to Jerome E. Schwind's SERP account of $543,500, William M. Schaefer's SERP account of $240,000, and Neil M. McDonnell's SERP account of $382,500 and a total credit for each individual of $827,520, $245,275, and $618,265, respectively.

Under the RSP, each participant would become 100% vested in their RSP account upon a change in control. Under certain conditions, following a change in control, if a participant is involuntarily terminated without cause or voluntarily terminates for good reason all nonvested shares would be fully vested. If termination took place on December 31, 2024, that would have resulted in vested shares to Jerome E. Schwind's RSP account of 8,257 ($214,599), William M. Schaefer's RSP account of 558 ($14,502), and Neil M. McDonnell's RSP account of 5,918 ($153,809).

Pay Versus Performance

The following table presents certain information regarding compensation paid and certain financial performance measures in each of the last three years ended December 31, 2024, for the CEO and other NEOs as a group, as disclosed in the Summary Compensation table above.

Year	Summary compensation table total for CEO ($)	Compensation actually paid to CEO ($)(1)	Average summary compensation table total for non-CEO NEOs ($)	Average compensation actually paid to non-CEO NEOs ($)(2)	Value of initial fixed $100 investment based on total shareholder return ($)	Net income (in thousands)($)
2024	870,098	911,433	351,301	377,134	119	13,889
2023	734,892	706,872	457,794	441,732	127	18,167
2022	755,512	729,259	464,198	478,958	131	22,238

⁽¹⁾ In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to total reported compensation for each year to determine the compensation actually paid:

| Year | Summary compensation table total for CEO ($) | Reported change in pension value ($) | Reported Value of Granted Equity Awards ($) | Equity Award Adjustments | | | Compensation actually paid to CEO ($) |
				Year end fair value of outstanding and unvested equity awards granted in the year ($)	Change in fair value of outstanding and unvested equity awards granted in prior years ($)	Change in fair value of equity awards granted in prior years that vested in the year ($)	
2024	870,098	—	(40,000)	53,357	27,856	122	911,433
2023	734,892	—	—	—	(28,020)	—	706,872
2022	755,512	—	(89,600)	84,201	(20,854)	—	729,259

⁽²⁾ In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for each year to determine the compensation actually paid:

| Year | Average summary compensation table total for non-CEO NEOs ($) | Reported change in pension value ($) | Reported Value of Granted Equity Awards ($) | Equity Award Adjustments | | | Average compensation actually paid to non-CEO NEOs ($) |
				Year end fair value of outstanding and unvested equity awards granted in the year ($)	Change in fair value of outstanding and unvested equity awards granted in prior years ($)	Change in fair value of equity awards granted in prior years that vested in the year ($)	
2024	351,301	—	(18,010)	24,015	20,780	(952)	377,134
2023	457,794	(3,000)	—	—	(13,062)	—	441,732
2022	464,198	27,000	(42,095)	39,551	(9,696)	—	478,958

Relationship Between CEO and Other NEO Compensation Actually Paid and Total Shareholder Return

The following graph illustrates the relationship during 2022-2024 between compensation actually paid to our CEO and average compensation actually paid to other NEOs as a group and total shareholder return ("TSR"):



Relationship Between CEO and Other NEO Compensation Actually Paid and Net Income

The following graph illustrates the relationship during 2022-2024 between compensation actually paid to our CEO and average compensation actually paid to other NEOs as a group and net income (in thousands):



Under our cash and equity incentive plans, financial performance goals are established by the Compensation and Human Resource Committee and the Board of Directors. For 2022, 2023 and 2024, these financial measures included net income, in addition to other metrics as established by the Compensation and Human Resource Committee and the Board of Directors.

Director Compensation

The following table summarizes the compensation of each non-employee director who served on the Board during 2024.

Name	Fees paid in cash ($)(1)	Fees deferred under Directors Plan ($)(1)	All other compensation ($)(2)	Total fees earned ($)
Dr. Jeffrey J. Barnes	—	41,000	32,296	73,296
Jill Bourland	48,000	—	1,403	49,403
Melinda M. Coffin	—	40,000	4,555	44,555
Thomas L. Kleinhardt	—	26,667	41,756	68,423
Richard L. McGuirk	16,667	—	529	17,196
Sarah R. Opperman	55,000	—	6,647	61,647
Chad R. Payton	44,000	—	2,360	46,360
Vicki L. Rupp	22,000	22,000	3,504	47,504
Brian R. Sackett	2,250	13,333	1,196	16,779
Gregory V. Varner	20,000	6,667	15,788	42,455

(1) Directors electing to receive all fees in cash, resulting in no contributions to the Directors Plan, invest at least 25% of their board fees in our common stock under the DRIP Plan as described in our Directors Plan within the "Executive Officers" section.

(2) All other compensation includes dividends on stock units.

We paid an annual retainer of $40,000 to each non-employee director and $30,000 to each employee director of the Board during 2024. The chairperson of the Board is paid an additional retainer of $15,000, the Audit Committee chair is paid an additional retainer of $8,000, the Nominating & Corporate Governance chair is paid an additional retainer of $1,000, and the chairperson of the Compensation & Human Resource Committee is paid an additional retainer of $4,000.



The following table displays the cumulative number of stock units of our common stock credited to the accounts of current directors pursuant to the terms of the Directors Plan as of March 14, 2025:

Name	# of stock units credited
Dr. Jeffrey J. Barnes	31,392
David B. Behen [1]	—
Jill Bourland	1,291
Melinda M. Coffin	4,192
Jae A. Evans	2,958
Neil M. McDonnell	397
Sarah R. Opperman	6,118
Chad R. Payton	2,172
Vicki L. Rupp	4,119
Brian R. Sackett	3,132
Jerome E. Schwind	15,639

[1] Director appointment effective March 3, 2025.

Under the Directors Plan, upon a participant's retirement from the Board, or the occurrence of certain other events, the participant is eligible to receive a distribution in the form of shares of our common stock of all of the stock units that are then credited to the participant's account. The plan does not allow for cash settlement. Stock issued under the Directors Plan is restricted stock under the Securities Act of 1933, as amended.

We established a Rabbi Trust to supplement the Directors Plan. The Rabbi Trust is an irrevocable grantor trust to which we may contribute assets for the limited purpose of funding a nonqualified deferred compensation plan. Although we may not reach the assets of the Rabbi Trust for any purpose other than meeting our obligations under the Directors Plan, the assets of the Rabbi Trust remain subject to the claims of our creditors. We may contribute cash or common stock to the Rabbi Trust from time to time for the sole purpose of funding the Directors Plan. The Rabbi Trust will use any cash that we may contribute to purchase shares of our common stock on the open market.

We transferred $1,113,229 to the Rabbi Trust in 2024, which held 142,535 shares of our common stock for settlement as of December 31, 2024. As of December 31, 2024, stock units credited to participants' accounts totaled 101,493. All amounts are unsecured claims against our general assets. The net cost of this benefit was $168,465 in 2024.

Certain Relationships and Related Person Transactions

Certain Relationships

There are no family relationships between any of our directors or executive officers, as defined in Item 401 of Regulation S-K.

Policies and Procedures Regarding Related Person Transactions

Transactions by us or the Bank with related persons are subject to regulatory requirements and restrictions. These requirements and restrictions include Section 23A and Section 23B of the Federal Reserve Act and the Board of Governors of the Federal Reserve System's (the "Federal Reserve") Regulation W (which governs certain transactions by the Bank with its affiliates) and the Federal Reserve's Regulation O (which governs certain loans by the Bank to its executive officers, directors, and principal shareholders). We have adopted policies to comply with these regulatory requirements and restrictions.

Related person transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related person has or will have a direct or indirect material interest. Related persons of the Company include directors (including nominees for election as directors), executive officers, beneficial holders of more than 5% of our capital stock and the immediate family members of these persons. Our Audit Committee also reviews procedures designed to identify related person transactions that are material to our financial statements or otherwise require disclosure. In determining whether to approve a related person transaction, the Board will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related person's interest in the transaction, the appearance of an improper conflict of interests for any director or executive officer taking into account the size of the transaction and the financial position of the related person, whether the transaction would impair an outside director's independence, the acceptability of the transaction to our regulators and the potential violations of other corporate policies.

Ordinary Banking Relationships

Certain directors and officers and members of their families were loan customers of the Bank, or have been directors or officers of corporations, members or managers of limited liability companies, or partners of partnerships which have had transactions with the Bank. In our opinion, all such transactions were made in the ordinary course of business and were substantially on the same terms, including collateral and interest rates, as those prevailing at the same time for comparable transactions with customers not related to the Bank. These transactions do not involve more than normal risk of collectability or present other unfavorable features. Total loans to these customers were approximately $2,951,000 and $19,527,000 as of December 31, 2024 and 2023.

As of the date of this proxy statement, no related party loans were categorized as nonaccrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our officers, directors and principal shareholders, as well as their immediate family members and affiliates.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of March 14, 2025 as to our common stock owned beneficially by persons known by us to be beneficial owners of more than 5% of our common stock.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Richard L. McGuirk	383,283 [1]	5.17 %
P.O. Box 222		
Mt. Pleasant, MI 48804		

[1] Includes 365,196 shares held by McGuirk Investments LLC which Mr. McGuirk has sole investment power over.

The following table sets forth certain information as of March 14, 2025 as to our common stock owned beneficially by: (1) each director and director nominee, (2) by each NEO, and (3) by all directors and executive officers as a group.

Name of Owner	Number of Shares Beneficially Owned (1) (2)	Percent of Class
Dr. Jeffrey J. Barnes	9,190 [3]	0.12 %
David B. Behen	—	0.00 %
Jill Bourland	4,120 [4]	0.06 %
Melinda M. Coffin	775	0.01 %
Jae A. Evans	29,396 [5]	0.40 %
Neil M. McDonnell	3,230 [6]	0.04 %
Sarah R. Opperman	17,737 [7]	0.24 %
Chad R. Payton	5,272 [8]	0.07 %
Vicki L. Rupp	5,296	0.07 %
Brian R. Sackett	539 [9]	0.01 %
William M. Schaefer	6,421	0.09 %
Jerome E. Schwind	8,063 [10]	0.11 %
All Directors and Executive Officers as a Group (14 persons)	107,851	1.45 %

[1] Beneficial ownership is defined by rules of the SEC and includes shares that the person has or shares voting or investment power over and shares that the person has a right to acquire within 60 days from March 14, 2025. Consequently, with respect to shares acquired under the Directors Plan, participants may not be eligible to convert their stock units to shares within 60 days from March 14, 2025 as a result of distribution elections and plan conditions. For stock units credited to each participant's account as of March 14, 2025, refer to the "Director Compensation" section of this report.

[2] Unless otherwise indicated, an individual has sole voting power and sole investment power with respect to the indicated shares.

[3] Includes 9,190 shares over which voting and investment powers are shared with Dr. Barnes' spouse.

[4] Includes 215 shares over which voting and investment powers are shared with Ms. Bourland's spouse.

[5] Includes 9,333 shares over which voting and investment powers are shared with Mr. Evans' spouse.

[6] Includes 27 shares over which voting and investment powers are shared with Mr. McDonnell's son.

[7] Includes 3,053 shares over which voting and investment powers are shared with Ms. Opperman's spouse and immediate family.

[8] Includes 3,000 shares over which voting and investment powers are shared with Mr. Payton's spouse.

[9] Includes 539 shares over which voting and investment powers are shared with Mr. Sackett's spouse.

[10] Includes 3,888 shares over which voting and investment powers are shared with Mr. Schwind's spouse.



Independent Registered Public Accounting Firm

The Audit Committee has appointed Plante as our independent auditors for the year ending December 31, 2025.

Independent Auditor Fee Information

The following table shows the aggregate fees billed by Rehmann, our former auditor, for the audit and other services provided for the years ended:

	2024	2023
Audit fees	$ 390,200	$ 387,700
Audit related fees	13,000	17,500
Tax fees	20,225	21,085
Total	$ 423,425	$ 426,285

The audit fees were for performing the integrated audit of our consolidated annual financial statements and the internal control report related to the Federal Deposit Insurance Corporation Improvement Act, reviews of interim financial statements included in our Quarterly Reports on Form 10-Q, and customary services that are normally provided by Rehmann in connection with statutory and regulatory filings or engagements. The audit related fees are typically for various discussions related to the adoption and interpretation of new accounting pronouncements. Also included are fees for auditing of our employee benefit plans. The tax fees were for the preparation of our state and federal income tax returns and for consultation on various tax matters.

Pre-Approval Policies and Procedures

All non-audit services to be performed by Plante must be approved in advance by the Audit Committee if those fees are reasonably expected to exceed 5.0% of the current year agreed upon fee for independent audit and interim review services, so long as such services were recognized by the Corporation at the time of engagement to be non-audit services, and such services are promptly brought to the attention of the Audit Committee subsequent to completion of the audit. As permitted by SEC rules, the Audit Committee has authorized its chairperson to pre-approve audit, audit-related, tax and non-audit services, provided that such approved service is reported to the full Audit Committee at its next meeting.

As early as practicable in each calendar year, the independent auditor provides to the Audit Committee a schedule of the audit and other services that the independent auditor expects to provide or may provide during the next twelve months. The schedule will be specific as to the nature of the proposed services, the proposed fees, timing, and other details that the Audit Committee may request. The Audit Committee will by resolution authorize or decline the proposed services. Upon approval, this schedule will serve as the budget for fees by specific activity or service for the next twelve months.

A schedule of additional services proposed to be provided by the independent auditor, or proposed revisions to services already approved, along with associated proposed fees, may be presented to the Audit Committee for their consideration and approval at any time. The schedule will be specific as to the nature of the proposed service, the proposed fee, and other details that the Audit Committee may request. The Audit Committee will by resolution authorize or decline authorization for each proposed new service.

Applicable SEC rules and regulations permit waiver of the pre-approval requirements for services other than audit, review or attest services if certain conditions are met. Out of the services characterized above as audit-related, tax and other professional services, none were billed pursuant to these provisions in 2024 and 2023 without pre-approval.

Shareholder Proposals - 2026 Annual Meeting

Any proposals which you intend to present at the 2026 Annual Meeting under Securities and Exchange Commission Rule 14a-8 must be received before November 25, 2025 to be considered for inclusion in our Proxy Statement and proxy for that meeting. Proposals should be made in accordance with Securities and Exchange Commission Rule 14a-8.

For all other director nominee proposals, other than the Corporation's nominees, to be presented 2026 Annual Meeting, proposals must be received no later than March 7, 2026. Proposals should be made in accordance with Securities and Exchange Commission Rule 14a-19, which includes a statement that the shareholder intends to solicit the holders of shares representing at least 67% of the voting power of the Corporation's shares entitled to vote on the election of directors in support of director nominees other than the Corporation's nominees.

All proposals must be submitted by sending written communications to the attention of the Corporation's Secretary, Isabella Bank Corporation, 401 N. Main St., Mt. Pleasant, Michigan 48858.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and certain officers and persons who own more than 10% of our common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. These officers, directors, and greater than 10% shareholders are required by SEC regulation to furnish us with copies of these reports. During the year ended December 31, 2024, to our knowledge, there was one (1) delinquent transaction reported for Director Bourland for one reportable transaction in June of 2024.

Other Matters

We will bear the cost of soliciting proxies. In addition to solicitation by mail, officers and other employees may solicit proxies by telephone or in person, without compensation other than their regular compensation.

As to Other Business Which May Come Before the Meeting

We do not intend to bring any other business before the meeting for action. However, if any other business should be presented for action, it is the intention of the persons named in the enclosed form of proxy to vote in accordance with their judgment on such business.

By order of the Board of Directors

Debra Campbell

Debra Campbell, Secretary

Additional Information Available

Copies of the 2024 Annual Report, Isabella Bank Corporation Annual Report on Form 10-K, and other financial information not contained herein are available on the Bank's website (www.isabellabank.com) under the Investor Relations tab, or may be obtained, without charge, by writing to:

Debra Campbell, Secretary
Isabella Bank Corporation
401 N. Main St.
Mt. Pleasant, Michigan 48858



Stock information

Isabella Bank Corporation common stock is traded on the over-the-counter market. The common stock is quoted on the OTCQX tier of the OTC Markets Group, Inc.'s electronic quotation system (otcmarkets.com) under the symbol "ISBA". Other trades in the common stock occur in privately negotiated transactions from time to time of which the Corporation may have limited or no information. Current stock price and availability can be obtained by contacting Shareholder Services, Isabella Wealth, or a licensed broker.

Shareholder Services
For more information, contact Debra Campbell
(989) 779-6237 • 401 North Main Street, Mt. Pleasant, MI 48858
ir.isabellabank.com

Transfer Agent
Isabella Bank Corporation
(989) 779-6237 • 401 North Main Street, Mt. Pleasant, MI 48858

Investor Relations Firm
Stonegate Capital Partners, Inc.
500 Crescent Court, Suite 370, Dallas, TX 75201
stonegateinc.com

Public Relations Firm
Paladin Communications
(734) 277-5843 • 1123 Hillcrest Drive, Boon, MI 49618
paladincomm.net

Legal Counsel
Foster Swift Collins & Smith, PC
313 South Washington Square, Lansing, MI 48933
fosterswift.com

Independent Certified Public Accounting Firm
Rehmann Robson LLC
5800 Gratiot Road, Suite 201, Saginaw, MI 48638
rehmann.com





Local. Growing. Staying.

Our Vision

To be recognized as the leading independent community bank.

Mission Statement

To be the preeminent financial services provider benefiting our customers, shareholders, and employees.

Core Values

- Demonstrate unwavering integrity
- Community bank focused
- Continued stability and independence
- Exceptional customer service delivered in a personal manner





401 NORTH MAIN STREET
MT. PLEASANT, MI 48858